Exhibit 1.01
Chart Industries, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2017

This report for the year ended December 31, 2017 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.
If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry (“RCOI”) completed.
If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. As long as a registrant is covered by the Rule, it must annually file with the SEC a Form SD that describes its RCOI, and if applicable, a Conflict Minerals Report, that includes a description of its due diligence measures.
An audit is not required for this Conflict Minerals Report for the calendar year 2017.
Company Overview
This report has been prepared by Chart Industries, Inc., a Delaware corporation (herein referred to as “Chart,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries that are required to be consolidated. It does not include the activities of entities that are not required to be consolidated.
Chart is a leading diversified independent global manufacturer of highly engineered equipment for the industrial gas, energy, and biomedical industries. Our equipment and engineered systems are primarily used for low-temperature and cryogenic applications, utilizing our expertise in cryogenic systems and equipment, which operate at low temperatures sometimes approaching absolute zero (0 kelvin; -273° Centigrade; -459° Fahrenheit). Our products include vacuum insulated containment vessels, heat exchangers, cold boxes and other cryogenic components.
Supply Chain
The raw materials we use in manufacturing our products include aluminum products (including sheets, bars, plate and piping), stainless steel products (including sheets, plates, heads and piping), palladium oxide, carbon steel products (including sheets, plates and heads), valves and gauges and fabricated metal components. We relied on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us - including sources of 3TG that are supplied to them from lower tier suppliers. We have supply contracts with some of our suppliers which do not allow us to unilaterally impose new contract terms and flow-down requirements. As discussed further below, as we enter into new supplier relationships and new contracts with existing suppliers, we are endeavoring to require that suppliers provide information about the source of conflict minerals and smelters that process the necessary conflict minerals in the products they supply to us.
Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify the origin of all 3TG in our products or to determine whether they come from recycled or scrap sources; the facilities used to process them; their country of origin; or their mine or location of origin. However, described below is our due diligence process and other measures we have taken to meet the reporting requirements of the Rule.
Reasonable Country of Origin Inquiry
We determined that 3TG are contained in some of our products or components used in our products.   Therefore, for the reporting period from January 1 to December 31, 2017, we conducted a RCOI which was reasonably designed to determine whether any of the necessary 3TG contained in our products originated or may have originated in Covered Countries.
To conduct our RCOI, we engaged with our suppliers and made inquiries to those suppliers about the source of our necessary 3TG minerals and the smelters or refiners used to process those 3TG minerals. In our supplier engagement, we requested information from our suppliers about their supply chain and about the source and country of origin of the 3TG which they supplied to us. Because we do not have direct relationships with smelters or refiners in our supply chain, we asked our suppliers to engage with their own suppliers to gather the requested information.
In designing our processes to comply with the Rule, we determined that because of the complexities of our supply chain and limitations on our ability to track all the materials supplied and incorporated into all of our products, it remains impracticable for us to isolate suppliers by product. Accordingly, we determined that a reasonable approach would be to conduct a survey of the suppliers who supplied components or other material goods to us. As a result, we surveyed a group of direct suppliers for components and material goods, which represented approximately 10% of our total spend on materials in 2017.
Because of the complexities of our supply chain and the fact that we did not receive responses from 73% of our surveyed suppliers and detailed information from some of our surveyed suppliers, we are unable to determine the origin of all of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we conducted due diligence on the source and chain of custody of the necessary 3TG minerals in our products and we are accordingly submitting this Conflict Minerals Report as an Exhibit to our Form SD.

Due Diligence Process
Due Diligence Design
Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”).
The OECD Guidance identifies the five steps highlighted below and we have included a description of the measures we have taken under each step.

1.	Strong Company Management Systems

Conflict Minerals Policy
We have adopted the following conflict minerals policy:
Chart Industries, Inc. (“Chart” or the “Company”) takes seriously concerns outlined in the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) regulating conflict minerals. This legislation requires the Company to report annually to the Securities and Exchange Commission (the “SEC”) on our worldwide use of certain minerals from the conflict region. The conflict region is defined as the Democratic Republic of Congo and adjoining countries.
In August 2012, the SEC issued the final rules for reporting of tin, tungsten, tantalum and gold used in manufacturing of products. We support industry and regulatory efforts to enable companies to source conflict-free minerals and Chart intends to be compliant with the Dodd-Frank Act provisions pertaining to conflict minerals. Chart has initiated a comprehensive process to meet these regulatory obligations, taking steps to increase our supply chain due diligence measures and internal controls for the covered minerals.
Despite the foregoing, we recognize that our suppliers may have limited insight into their supply chains which precludes them from fully understanding the origin of the minerals. Due to the size of our supply chain as well as the complexity of the routes by which these conflict minerals are traded, smelted, recycled, and sold (including the common practice of mixing ores and recycled scrap from many different sources), Chart and its suppliers face a substantial challenge to obtain full traceability for all minerals to exact origin with a high degree of certainty.
We are guided by our Code of Ethical Business Conduct (the “Code”), which forms the foundation of our core commitment to act with integrity. The Code applies to every director, officer and employee, whether they work for Chart Industries, Inc., or for one of our subsidiaries in the United States or worldwide. Our employees agree under the Code to uphold the Company’s values, including honesty, respect, responsibility, fairness and the free exchange of ideas. We are committed to doing business fairly and responsibly and to seeking business partnerships with those who share our commitment to transparent, ethical relationships. We expect these things of our employees, and we expect our suppliers to do the same.
It is a Company priority to maintain and protect the integrity of our supply chain. When we select any business partner, we consider not only the quality of the goods or services they provide, but also that company’s commitment to lawful, fair business practices. When a supplier signs a Chart purchase order under Chart’s standard terms of purchase, they agree that they operate in compliance with all applicable federal, state and local rules, laws, codes and regulations. Further, suppliers who sign our purchase orders are generally obligated to allow us to conduct audits of their performance. Those suppliers who do not comply with laws or operate in a manner inconsistent with our Code may ultimately be terminated as a Chart supplier.
Violations of this policy can be reported through our Ethics Hotline which can be accessed by calling 1-800-868-8541 in the U.S., or by email addressed to ethicsrepresentatives@chartindustries.com at any time using the Internet at www.ethicspoint.com. We will disclose our progress in implementing this conflict minerals policy through our website and the required SEC reporting.
Our policy is publicly available on our website, as of the date of this report, at:
http://ir.chartindustries.com/
Internal Team
Chart has established a management system for conflict minerals. Our management system includes a cross-functional group sponsored by our Vice President, Assistant General Counsel and Secretary, as well as an internal team from relevant functions such as legal, accounting, procurement and operations. This team is responsible for implementing our conflict minerals compliance strategy and is led by our Vice President, Assistant General Counsel and Secretary, who acts as the conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts periodically.
2.    Identify and Assess Risks in Supply Chain
We conducted a survey of those suppliers described above using a comprehensive online conflict minerals reporting platform called iPoint and the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the “Template”). The iPoint platform was developed in coordination with the automotive and other industries to optimize information gathering and data analysis for conflict minerals reporting. The data collected in iPoint is based on the Template. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of 3TG included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website and on iPoint. The Template is being used by many companies in their due diligence processes related to conflict minerals.
3.    Design and Implement Strategy to Respond to Risks
Supplier Engagement
We have enhanced our engagement with our suppliers through the conflict minerals due diligence process and we may broaden the process in the future if more specific product-level diligence is required. Feedback from this engagement has allowed us to understand alternatives available to improve supplier response quality, including possible integration of our general contract administration function with the engagement of new suppliers and with existing suppliers as contracts are renewed. We continue to work to update and upgrade our supplier contact database with the goal of streamlining supplier response in the future.
Reporting Mechanism
As set forth in our Conflict Minerals Policy, we have established a reporting mechanism whereby employees, suppliers or other interested parties can report violations of the Conflict Minerals Policy. Violations can be reported through our Ethics Hotline which can be accessed by calling 1-800-868-8541 in the United States, or by email addressed to ethicsrepresentatives@chartindustries.com at any time using the Internet at www.ethicspoint.com.
Maintain records
Chart has established a record maintenance mechanism to ensure the retaining of relevant conflict minerals documentation in a structured electronic database. Documentation is maintained on an internal network and in the iPoint reporting platform.
4.    Conduct Independent Audit of Supply Chain Diligence
As we do not typically have a direct relationship with 3TG smelters and refiners, we leveraged industry groups such as the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative (the “EICC-GeSI”) and the Conflict Free Sourcing Initiative (the “CFSI”), to better understand upstream actors in our supply chain.

As discussed further below, we adopted the CFSI’s industry approach and attempted to trace back the origin of 3TG by identifying smelters, refiners or recyclers and scrap supplier sources that were submitted to us by our suppliers using the Template and iPoint. The iPoint platform compares identified facilities to the Conflict Free Smelter Program (“CFSP”) list of smelters and refiners. The CFSP audits smelters and refiners to ensure that all certified smelters and refiners only use ores that are conflict free from Covered Countries.
5.    Report Annually Measures Performed
This Conflict Minerals Report is available on the Company’s website at http://ir.chartindustries.com/ and is filed with the SEC as an Exhibit to the Company’s Form SD.
Due Diligence Results
Survey Results
We received responses from approximately 26% of our surveyed suppliers (the Respondents”). We reviewed the responses against criteria developed to determine which responses required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the Template. In addition, the iPoint platform screens responses for red flag issues such as mineral origination and smelter certification. Across all of the responses, we were able to identify 84% of our surveyed suppliers that supplied materials from smelters or refiners that are not sourced from Covered Countries, from CFSI certified smelters or refiners, from Active smelters or refiners, from Conformant smelters or refiners or that were outside of the scope of conflict minerals inquiry by virtue of their representations in their responses (i.e., that their products do not contain any of the listed minerals).
The Respondents’ responses provided data at a company or divisional level. 10% of the Respondents’ responses provided representations that their products do not contain any of the listed minerals. 23% of the Respondents’ responses identified smelters or refiners for the products they sell to us. 5% of the Respondents’ responses identified CFSI certified smelters or refiners, Active smelters or refiners and Conformant smelters or refiners. 31% of the Respondents’ responses provided smelter or refiner information that either did not contain CFSP listed smelters or refiners or included a mix of CFSI certified smelters or refiners, Active smelters or refiners and Conformant smelters or refiners and refiners and those not listed. We are therefore unable to determine with accuracy which of the smelters or refiners identified by our suppliers processed our necessary 3TG.
Efforts to Determine Mine or Location of Origin
We have determined that seeking information about 3TG smelters and refiners in our supply chain through our use of the CFSI materials, the OECD implementation programs, and requesting our suppliers to complete the Template, represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.
Smelters or Refiners
As mentioned above, we received 23% of Respondents’ responses that identified smelters and refiners that may process our necessary conflict minerals. 5% of Respondents’ responses listed smelters and refiners solely comprised of smelters and refiners that are on the list of CFSP's certified conflict free smelters. 31% of the Respondents’ responses provided smelter or refiner information that either did not contain CFSP listed smelters or refiners or included a mix of CFSI certified smelters or refiners, Active smelters or refiners and Conformant smelters or refiners and refiners and those not listed. However, no distinction was made on a product-level basis for companies with responses containing a mix of CFSP listed and non-listed smelters and refiners. The CFSP has not provided an opinion as to whether or not the minerals procured from smelters and refiners not listed originate from the Covered Countries. Because of the nature of the responses we received and the lack of product-specific information, we were unable to determine with accuracy which smelters or refiners, if any, processed necessary 3TG that were incorporated into our products. We have therefore elected not to present the smelter and refinery names in this report.

Steps to Be Taken to Mitigate Risk
We intend to take the following steps to improve the quality of information received in response to our due diligence to mitigate the risk that the necessary 3TG in our products could benefit armed groups in the Covered Countries:

•	Update policies and procedures based on emerging SEC guidance.

•	Work toward increasing the supplier response percentage.

•	Further leverage the activities of the OECD and relevant trade associations to identify and improve best practices.